

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

March 25, 2009

Mr. D. F. Smith
President and Chief Executive Officer
National Fuel Gas Company
6363 Main Street
Williamsville, New York 14221

> **Re:** **National Fuel Gas Company**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed November 26, 2008**
> **Form 10-K/A for Fiscal Year Ended September 30, 2008**
> **Filed January 6, 2009**
> **Form 8-K filed November 18, 2008**
> **File No. 1-10714**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief